EXHIBIT 99.1

Sangoma Announces Acquisition of NetFortris

Adds Leading MSP and UCaaS Capabilities and Customers

MARKHAM, Ontario, March 29, 2022 (GLOBE NEWSWIRE) -- Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) ("Sangoma" or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced it has acquired NetFortris Corporation (“NetFortris”). This acquisition further accelerates Sangoma into the upper echelon of SaaS communications providers and extends our industry leading suite of cloud services with new MSP capabilities, thereby delivering even more ‘one stop shopping’ for our customers and providing larger ‘share of wallet’ for Sangoma.

NetFortris provides UCaaS and cloud-based, fully managed MSP (managed service provider) solutions for businesses of all sizes and across all industries. They have approximately 250 employees and four primary offices in Dallas, Seattle, Los Angeles, and Manila. In addition to NetFortris’ UCaaS offering, their MSP product line delivers all the mission critical communications services that customers need to complement their ‘as a Service’ applications, such as managed network security, managed SD-WAN, managed network access, monitoring, etc. These MSP services are built upon a highly integrated, end-to-end managed network, backed up by an expert 24/7 network engineering team. NetFortris has over 6,000 customers in North America, over 60,000 seats, with very low customer concentration, and generates expected annualized revenue of just over USD $50 million.

Pursuant to the definitive stock purchase agreement dated March 28, 2022, Sangoma has acquired NetFortris for USD $68 million in upfront, fixed consideration (the “Upfront Consideration”) and up to USD $12 million in an ‘Earn-out’ (the “Contingent Consideration”), for total consideration of up to USD $80 million if the Contingent Consideration is fully earned. The transaction is now closed.

“A critical part of our existing strategy, and of our competitive differentiation, involves providing customers with the widest set of cloud communications services in our industry, avoiding the need for them to buy five different services from five different vendors,” said Bill Wignall, President and CEO of Sangoma. “The acquisition of NetFortris further extends that strategy in such a perfectly natural manner. Not only can customers already get from Sangoma all the ‘aaS’ products they use today, but now they will also be able to obtain all the other cloud-based MSP services they know they need, such as managed network security, managed access, and managed SD-WAN. This truly is ‘one stop shopping’ for our customers, and it taps into that very important new trend that so many of us in the industry see starting to emerge. I am most excited about this acquisition, our eleventh in eleven years, because it demonstrates our innovative, unique, forward-looking vision and it continues to push Sangoma ahead in the market, further differentiating us from the competition.”

Strategic and Financial Rationale

  There is growing awareness that customers will prefer to get more and more of their communications services from one vendor. Not only over-the-top “aaS” cloud communication apps (UCaaS, CCaaS, TaaS, VMaaS, CPaaS, Collaboration, etc.), but also the network security/connectivity/redundancy/monitoring/etc. they know they need: not only does this transaction satisfy that growing trend, but it does so in a way which is a perfectly natural fit with our existing strategy of offering ‘one stop shopping’, by simply extending our industry leading suite of ‘aaS’ products, with this new set of complementary MSP services.

  See what a leading industry analyst has to say about this trend:

  “Our research continues to show that customers want one vendor to go to for their cloud communications and collaboration requirements, and many organizations also prefer to purchase additional services – e.g., cybersecurity, broadband, etc. – from their UCaaS providers. With the addition of NetFortris, Sangoma’s approach will resonate extremely well with customers of all sizes,” said Elka Popova, VP of Connected Work Research, at Frost & Sullivan.

  In addition to our end customers, some of Sangoma’s existing channel partners are also in the MSP business already, and this will give us the opportunity to meet more of their need for such products and services as well.
  Very Strong Recurring Revenue: NetFortris generates over 90% of its revenue in MRR, which will bring Sangoma closer to 75% (pro-forma) of our revenue in Services.

  Increases Scale and Position in Cloud Communications: an additional 60,000 seats and over USD $50 million in expected annualized revenue will help maintain Sangoma’s position in the top-tier of a consolidating market.

  Compelling Valuation: acquiring an ‘at-scale’ cloud communications company at approximately 1.3x revenue.

  Diversified Customer Base with a Familiar Channel Model: a customer base of over 6,000 clients with minimal concentration, an average customer life approaching seven years, and a channel structure that is very similar to what Sangoma uses today, make for sticky clients.

  Opens Up New Potential M&A Opportunities: new possible acquisition targets in this category of MSPs, to complement those in the UCaaS space.

  Meaningful OPEX Synergies: opportunities have been identified for expected annual cost savings starting in the first six months.

  Strong Management and Operating Talent: deep skills and experience are very valuable during these times of intense competition for talent.

Transaction Details

This transaction involved a purchase by Sangoma of 100% of the outstanding equity in NetFortris.

The Upfront Consideration of USD $68 million was satisfied through a combination of cash and Sangoma common shares. The upfront cash amount was USD $48.8 million and the upfront equity amount was USD $19.2 million. Based upon the fixed, upfront portion of the purchase price, the implied valuation is approximately 1.3x expected annualized revenue.

The cash portion of the Upfront Consideration was funded through a combination of cash on hand and, to minimize dilution, an amended credit facility with its existing lenders. Sangoma will have approximately USD $110 million of debt on a pro-forma basis, equating to approximately 2.3x pro-forma net debt to Adjusted EBITDA1. The equity portion of the Upfront Consideration was satisfied by issuing approximately 1.5 million common shares of Sangoma, and such number of common shares issued was based on the fifteen (15)-day volume weighted average price of Sangoma’s common shares as of March 25, 2022.

The Contingent Consideration shall be based on the achievement of certain business performance metrics and, to the extent earned, be paid in cash after 12 months from the date of closing.

Advisors

INFOR Financial Inc. is serving as financial advisor to Sangoma and Norton Rose Fulbright US LLP and Norton Rose Fulbright Canada LLP are acting as U.S. and Canadian legal counsel to Sangoma. Q Advisors LLC is serving as financial advisor to NetFortris and Dentons LLP are acting as U.S. and Canadian legal counsel to NetFortris.

Conference Call Details

Sangoma will discuss this acquisition more fully on a conference call on Tuesday, March 29, 2022, at 8:30am EST. The dial-in number for the call is 1-800-319-4610 (International 1-604-638-5340). Participants are requested to dial in 5 to 10 minutes before the scheduled start time and ask to join the Sangoma call.

1Adjusted EBITDA is a non-IFRS metric used by the Company to monitor its performance and the definition of this term may be found in the most recently filed MD&A posted at www.sedar.com. Net debt is a non-IFRS metric defined as the principal balance outstanding under the Company’s credit facilities less cash on hand.

About Sangoma Technologies Corporation

Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) solutions for businesses of all sizes. Sangoma's cloud-based Services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma's products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world's two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including, without limitation, statements regarding annual revenue of NetFortris, pro form net debt and Adjusted EBITDA and the impact that the acquisition of NetFortris is expected to have on the Company, such as the annualized revenue of NetFortris bringing Sangoma closer to 75% (pro forma) of its revenue in Services.

Forward-looking statements are neither historical facts nor assurances of future performances. Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, by their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Such assumptions include, but are not limited to, the business of NetFortris continuing to perform at the same historical level, there being no material adverse changes to NetFortris’ customer base or number of seats and such number of seats continuing to be at least 60,000, NetFortris’ MRR remaining consistent at over 90%, and Sangoma being able to achieve post-closing synergies such as the ability to cross-sell Sangoma/NetFortris products to the other’s customer base and the amalgamation of data centers. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements. Such factors, risks and uncertainties include, but are not limited to, risks that the acquired business will not perform as expected, the Company will not be able to successfully integrate the acquired business and those factors discussed in greater detail under the “Risk Factors” section in our Annual Information Form and our most recent Management Discussion & Analysis (each available under our profile on SEDAR at www.sedar.com).

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, Sangoma undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by law. The forward-looking statements contained in this press release are expressly qualified by the foregoing cautionary statements.

Sangoma Technologies Corporation
Larry Stock
Chief Corporate Officer
(256) 428-6285
lstock@sangoma.com